Filed by Columbus Circle Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp II

Subject Company: Elroy Air, Inc.

Commission File No.: 001-43112

The following materials were made available in connection with the proposed business combination (the “Business Combination”) between Columbus Circle Capital Corp II (to be renamed Inflection Point Acquisition Corp. VII) (“IPAC”) and Elroy Air, Inc. (“Elroy Air”).

Set forth below is a press release by Elroy Air, published on July 29, 2026.

Elroy Air Equips Chaparral With Three Unattended Delivery Modes Under U.S. Army Contract

New capabilities give military leaders more ways to deliver cargo to contested environments and locations with limited or no infrastructure

SAN FRANCISCO--(BUSINESS WIRE)--Elroy Air, a leading U.S.-based technology developer of autonomous heavy-cargo drones for defense, rapid response and commercial logistics, today announced that the company has created three new unattended delivery modes for its Chaparral drone, developed under contract with the U.S. Army. Chaparral can now deliver payloads three ways: precision airdrop from a hover, precision airdrop in forward flight, and ground delivery, each executed without personnel or ground infrastructure at the receiving site.

In a demonstration at the company’s Byron, California headquarters on July 15, 2026, Chaparral completed two payload releases in a single flight: a 68-pound payload drop from a close-in hover and a 70-pound payload release from 65 feet in forward flight. Both deliveries were software-commanded from pre-programmed coordinates, with no operator input during execution, a requirement for communications-denied environments. Neither drop required personnel at the delivery point. Elroy Air separately demonstrated ground delivery without attending personnel, in which the aircraft released its payload after landing.

“The Army asked us for these unattended delivery capabilities, and we developed them on time and on budget in a single autonomous aircraft. That’s real capability for the warfighter, and it carries straight over to our commercial customers as well,” said Andrew Clare, CEO of Elroy Air. “Next we will begin testing in the field alongside the U.S. Army in exercises designed to rapidly put these capabilities into the hands of our soldiers.”

The Chaparral was designed for multi-mission flexibility, with swappable cargo pods that allow a single aircraft to support different missions without airframe reconfiguration, runway or ground infrastructure, or delivery equipment or personnel. The aircraft can release cargo from hover for precision placement, in forward flight when speed or altitude must be maintained, or on the ground when conditions permit. The capability supports missions where landing is not possible or would reveal a position, including contested environments, disaster response, maritime operations, and austere terrain.

Aerial resupply is a critical capability for Army logistics. Unattended delivery from a runway-independent vertical-takeoff-and-landing (“VTOL”) platform gives commanders a way to sustain distributed operations without putting aircrews at risk, a priority reflected in the Army’s growing investment in autonomous and contested logistics.

“Contested logistics is one of the hardest problems the joint force faces, from maritime resupply to sustaining distributed forces far from established hubs,” said Mark Rodrigo, who leads Federal Business Development at Elroy Air and served as a U.S. Air Force intelligence officer supporting ISR operations across five continents. “One Chaparral can now resupply multiple positions in a single sortie, with no pilot at risk and no personnel required at the drop point. That’s a force multiplier for units operating at the tactical edge.”

These new delivery modes will be available on production Chaparral aircraft, which will be manufactured by Kratos Defense & Security Solutions (Nasdaq: KTOS) (“Kratos”) under Kratos and Elroy Air’s U.S. manufacturing partnership. On July 20, 2026, Kratos announced that it will manufacture Elroy Air’s Chaparral autonomous cargo aircraft in its expanding Sacramento, California production facility.

About Elroy Air

Elroy Air is developing industry-first autonomous aircraft systems and cutting-edge software to revolutionize express shipping. Deploying innovative hybrid-electric and autonomous vehicle technologies, its VTOL aircraft transcends traditional airport limitations, unlocking new frontiers in commercial air cargo, humanitarian aid, and military logistics. From agile, low-risk resupply for troops, to dynamic disaster response and firefighting support, to warehouse-to-warehouse express parcel transport, Elroy Air’s technology reshapes logistics possibilities. The company recently announced that it has entered into a definitive business combination agreement (the “Business Combination Agreement”), with Columbus Circle Capital Corp II (Nasdaq: CMII), a special purpose acquisition company led by the management team of Inflection Point Asset Management and Cohen & Company, Inc. (NYSE American: COHN), which will be renamed Inflection Point Acquisition Corp VII (Nasdaq: IPXG) (“IPAC”) whereby Elroy Air will become a publicly traded company (“Business Combination”). With facilities in Byron, California, Elroy Air is backed by premier venture capital firms including DiamondStream Partners, Catapult Ventures, Marlinspike Partners, Snowpoint Ventures, and Shield Capital. Strategic investment from industry giants like Lockheed Martin Ventures and support from visionary angel investors, including early Uber executives, drive the company’s mission to provide same-day shipping to every person.

For more information, visit Elroy Air.

Additional Information

The Business Combination will be submitted to shareholders of IPAC for their consideration. In connection with the Business Combination, IPAC intends to file a registration statement on Form S-4 (as amended and supplemented from time to time, the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of IPAC in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of IPAC and equityholders of Elroy Air in connection with the completion of the Business Combination. After the Registration Statement is declared effective, IPAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that IPAC will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of IPAC as of a record date to be established for voting on the Business Combination. Shareholders of IPAC will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Columbus Circle Capital Corp. II, 3 Columbus Circle, 24th Floor, New York, NY 10019.

Participants in the Solicitation

IPAC and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from IPAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in IPAC is contained in the sections entitled “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 10. Directors, Executive Officers and Corporate Governance” of IPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 30, 2026, and which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Elroy Air, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of IPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (“Securities Act”), as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of the combined company (referred to herein as “New Elroy Air”) following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, Elroy Air’s demand backlog and potential revenue opportunities, future opportunities for New Elroy Air and other statements that are not historical facts.

These statements are based on the current expectations of IPAC’s and/or Elroy Air’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. There can be no assurance that New Elroy Air will use the proceeds of the Business Combination and the associated PIPE investment as currently planned, and management will have broad discretion over the use of such proceeds. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IPAC and Elroy Air. These statements are subject to a number of risks and uncertainties regarding Elroy Air’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the number of redemption requests made by IPAC’s shareholders in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Elroy Air or IPAC for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of Elroy Air’s business and the timing of expected business milestones; the fact that Elroy Air’s demand pipeline currently consists of non-binding letters of intent and memorandums of understanding and the risk that such letters of intent and memorandums of understanding may not convert to binding orders and there can be no assurance that any or all of such letters of intent and memorandums of understanding will result in future revenue and accordingly investors should not place undue reliance on such demand pipeline figures as an indicator of future revenue or business performance; risks related to obtaining and maintaining necessary regulatory approvals and certifications for the Federal Aviation Administration, Department of Defense, and other governmental authorities for drone operations; the effects of competition on Elroy Air’s business; the ability of New Elroy Air to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Elroy Air to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Elroy Air and IPAC presently do not know or that Elroy Air and IPAC currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Elroy Air’s and IPAC’s expectations, plans or forecasts of future events and views as of the date of this communication. Elroy Air and IPAC anticipate that subsequent events and developments will cause their assessments to change. However, while Elroy Air and/or IPAC may elect to update these forward-looking statements in the future, Elroy Air and IPAC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Elroy Air’s or IPAC’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.

Contacts

Media Contacts

Chelsea Dietz

press@elroyair.com

Dan Moore / Ed Hammond / Kiki Torpey

Collected Strategies

elroy-cs@collectedstrategies.com

Set forth below is a social media post published by Elroy Air on X on July 29, 2026:

Elroy Air @elroyair · 48m

Under contract with the @USArmy, we have equipped Chaparral with three new modes of unattended delivery. Precision airdrop from hover, airdrop in forward flight, and unattended ground delivery are all now available from a single autonomous aircraft.

Every delivery is software-commanded from location coordinates, requiring no operator input during execution, and no personnel at the delivery point. That combination is what makes delivery possible in contested environments, disaster response, maritime operations, and austere terrain where landing isn't an option, or would give away a position.

Chaparral's hybrid-electric VTOL design means it doesn't need runways or special infrastructure to operate in support of multi-domain operations. The drone packs down into a standard 20' shipping container for rapid deployment virtually anywhere with standard transportation equipment. Ship to shore, shore to ship – wherever and whenever supplies are needed to accomplish the mission.

Thank you to the U.S. Army for working alongside us to put these capabilities into the hands of our soldiers.

#defensetech #eVTOL #Americandrones #autonomy

DELIVERY 2 | 70 lbs of MREs
Airdrop from Forward Flight
65 Feet
00:18

Set forth below is a social media post published by Elroy Air on LinkedIn on July 29, 2026:

Set forth below is a social media post, Andrew Clare, the Chief Executive Officer of Elroy Air, posted on X on July 29, 2026:

Set forth below is a social media post, Andrew Clare, the Chief Executive Officer of Elroy Air, posted on LinkedIn on July 29, 2026: